wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

July 27th, 2006

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between June 24th and July 26th 2006 (inclusive)

- Notification of interim results
- Section 198 notifications (announcements regarding notifiable interests in the Company)
- Second quarter and first half results to 2 July 2006
- Directorate change

2. Documents filed with Registrar of Companies for Scotland
- Forms 88(2) (returns of allotments of shares on exercise of share options)
- 2006 Annual Return

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF
Crown Way, Cardiff CF14 3UZ

LONDON
21 Bloomsbury Street, London
WC1B 3XD

EDINBURGH
37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk
Switchboard 029 2038 8588

Companies House

— for the record —

Company Name

WOLFSON MICROELECTRONICS PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
SC89839

Information extracted from Companies House records on 23rd June 2006

Section 1: Company details

Ref: SC89839/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Westfield House 26 Westfield Road Edinburgh EH11 2QB	Address ______ ______ ______ UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Lloyds Tsb Registrars Scotland Po Box 28448, Finance House Orchard Brae, Edinburgh Midlothian EH4 1WQ	Address ______ ______ ______ UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address ______ ______ ______ UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 3210 Mfr of electronic components	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Fiona Kathryn MURDOCH **Address** 5/2 Bruntsfield Gardens Edinburgh Midlothian EH10 4DX	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌊ ⌊ ⌊ ⌊ ⌊ ⌊ ⌊ Date of change ⌊ ⌊ / ⌊ ⌊ / ⌊ ⌊ ⌊ ⌊ Date Fiona Kathryn MURDOCH ceased to be secretary (if applicable) ⌊ ⌊ / ⌊ ⌊ / ⌊ ⌊ ⌊ ⌊
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John CAREY **Address** 15320 Peach Hill Road Saratago California Usa 95070 **Date of birth** 15/05/1936 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌊ ⌊ ⌊ ⌊ ⌊ ⌊ ⌊ Date of birth ⌊ ⌊ / ⌊ ⌊ / ⌊ ⌊ ⌊ ⌊ Nationality ____ Occupation ____ Date of change ⌊ ⌊ / ⌊ ⌊ / ⌊ ⌊ ⌊ ⌊ Date John CAREY ceased to be director (if applicable) ⌊ ⌊ / ⌊ ⌊ / ⌊ ⌊ ⌊ ⌊

Director	Name	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Robert Laurence ECKELMANN **Address** 1751 Sw Prospect Drive Portland Oregon Usa 97201 **Date of birth** 31/05/1956 **Nationality** Usa **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Robert Laurence ECKELMANN ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** George Reginald ELLIOTT **Address** Whinfield Paterson Street Galashiels Selkirkshire TD1 3DD **Date of birth** 01/11/1952 **Nationality** British **Occupation** Chartered Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date George Reginald ELLIOTT ceased to be director (if applicable) __ / __ / ____

Company Number - SC89839

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Ross King GRAHAM This is a service address for the beneficiary of a Confidentiality Order.	Name __________ ☑ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Peterhouse Technology Park 100 Fulbourn Road Cambridge Cambridgeshire CB1 9PT	Address __________ __________ __________ UK Postcode ____ ___
Particulars of a new Director must be notified on form 288a.	**Date of birth** 15/08/1947 **Nationality** British **Occupation** Director	Date of birth __/__/____ Nationality __________ Occupation __________ Date of change __/__/____ Date Ross King GRAHAM ceased to be director (if applicable) __/__/____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Alastair David MILNE OBE	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 18 Napier Road Edinburgh Midlothian EH10 5AY	Address __________ __________ __________ UK Postcode ____ ___
Particulars of a new Director must be notified on form 288a.	**Date of birth** 08/11/1942 **Nationality** British **Occupation** Managing Director	Date of birth __/__/____ Nationality __________ Occupation __________ Date of change __/__/____ Date Alastair David MILNE OBE ceased to be director (if applicable) __/__/____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** James Robert Craig REID **Address** 38 Fountainhall Road Edinburgh Midlothian EH9 2LW **Date of birth** 02/12/1954 **Nationality** British **Occupation** Engineering Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date James Robert Craig REID ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Barry Michael ROSE **Address** 8 Spylaw Bank Road Colinton Edinburgh Midlothian EH13 0JP **Date of birth** 10/03/1945 **Nationality** British **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Barry Michael ROSE ceased to be director (if applicable) __ / __ / ____

Company Number - SC89839 **Section 2: Details of Officers of the Company (continued)**

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** John Martin URWIN	Name ______
	Address 97 Caiyside Fairmilehead Edinburgh EH10 7HR	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth 07/10/1960	UK Postcode ____ ___
	Nationality British	Date of birth __ / __ / ____ Nationality ______
Particulars of a new Director must be notified on form 288a.	**Occupation** Operations Director	Occupation ______ Date of change __ / __ / ____ Date John Martin URWIN ceased to be director (if applicable) __ / __ / ____

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: ORDINARY

Number of shares issued: 114,174,901

Aggregate Nominal Value of issued shares: £114,174

RECEIVED
2006 JUL 31 P 5: 42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 114,174,901

Aggregate Nominal Value of issued shares: £114,174

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 29/06/2005

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 07 / 07 / 2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *29/6/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **29th June 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: FIONA MURDOCH

Telephone number *inc code*: 0131 2272000

Address: WESTFIELD HOUSE, 26 WESTFIELD ROAD, EDINBURGH

DX number *if applicable*:

DX exchange:

Postcode: EH11 2QB

Companies House
— for the record —

RECEIVED
2006 JUL 31 P 5:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC089839.
Company name in full	WOLFSON MICROELECTRONICS. PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	06	2006	28	06	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	62.		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	173.25 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ANNABEL ANDERSON COLLETT.	Class of shares allotted	Number allotted
Address: 2 DUNLOP TERRACE, PENICUIK, MIDLOTHIAN	ORDINARY	62.
UK Postcode EH26 8DP.		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 29/6/06

** A director / secretary / ~~administrator / administrative receiver / receiver /~~ ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC089839
Company name in full	WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30 06 2006	30 06 2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	30,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	40 PENCE.		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SAM LIU Address 20F., NO. 229, SEC 3, JHONGSING ROAD. SINDIAN CITY, TAIPEI COUNTY, TAIWAN, 231, TAIWAN ROC UK Postcode	Class of shares allotted ORDINARY	Number allotted 30,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

RECEIVED 2006 JUL 31 P 5:47 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 3/7/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager~~ / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Results
Released	09:00 03-Jul-06
Number	5248F

RNS Number:5248F
Wolfson Microelectronics PLC
03 July 2006

3 July 2006

Wolfson Microelectronics plc

Notification of Interim Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Group's first half and second quarter results for the period to 30 June 2006 on Wednesday 26 July 2006.

David Milne, Chief Executive Officer and George Elliott, Chief Financial Officer will be hosting a presentation on the day at 10.00 am to analysts at JP Morgan Cazenove Auditorium, 1st Floor, 20 Moorgate, London EC2R 6DA. There will be a live audio webcast of the presentation on the day, which can be accessed from www.wolfsonmicro.com/investor.

Enquiries:

Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	s198 Notification
Released	15:31 10-Jul-06
Number	9553F

RNS Number:9553F
Wolfson Microelectronics PLC
10 July 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")

10 July 2006

Section 198 Notification

The Company was notified on 10 July 2006 by Fidelity Investments on behalf of FMR Corp. ("FMR"') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 6,373,293 ordinary shares in the Company ("Shares"), representing 5.5% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
JPMorgan Chase Bank	FMTC	42,697
Brown Bros Harrimn & Co	FMTC	43,300
State Street Bank and Tr Co	FMTC	42,940
JPMorgan Chase Bank	FMTC	33,000
Northern Trust London	FPM	155,400
Mellon Bank	FPM	58,200
Bank of New York Brussels	FPM	20,800
Brown Bros Harrimn & Co	FMRCO	4,481,800
JP Morgan Chase Bank	FMRCO	1,075,599
State Street Bank and Tr Co	FMRCO	50,000
JP Morgan, Bournemouth	FISL	18,957
JP Morgan, Bournemouth	FIL	141,900
State Street Bank and Tr Co Lndn	FIL	90,700
Bank of New York Brussels	FIL	72,200
National Astl Bk Melbourne	FIL	45,800
Total Ordinary Shares		6,373,293

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	13:42 14-Jul-06
Number	2356G

RNS Number:2356G
Wolfson Microelectronics PLC
14 July 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")

14 July 2006

Section 198 Notification

The Company was notified on 14 July 2006 by Fidelity Investments on behalf of FMR Corp. ("FMR"') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 7,207,694 ordinary shares in the Company ("Shares"), representing 6.3% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
JPMorgan Chase Bank	FMTC	42,697
Brown Bros Harrimn & Co	FMTC	53,000
State Street Bank and Tr Co	FMTC	48,440
JPMorgan Chase Bank	FMTC	40,400
Northern Trust London	FPM	155,400
Mellon Bank	FPM	58,200
Bank of New York Brussels	FPM	20,800
Brown Bros Harrimn & Co	FMRCO	4,481,800
JP Morgan Chase Bank	FMRCO	1,357,000
Northern Trust Co	FMRCO	500,000
State Street Bank and Tr Co	FMRCO	50,000
JP Morgan, Bournemouth	FISL	18,957
JP Morgan, Bournemouth	FIL	176,400
State Street Bank and Tr Co Lndn	FIL	75,700
Bank of New York Brussels	FIL	72,200
National Astl Bk Melbourne	FIL	56,700
Total Ordinary Shares		7,207,694

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	17:25 17-Jul-06
Number	3282G

RNS Number:3282G
Wolfson Microelectronics PLC
17 July 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")

17th July 2006

Section 198 Notification

The Company was notified on 17th July 2006 by Morgan Stanley Securities Limited ("MSSL"), pursuant to section 198 Companies Act 1985, that, as of 14th July 2006, its interest in the Company was 3,729,649 ordinary shares, representing approximately 3.26% of the issued share capital of the Company.

The Company was further notified on 17th July 2006 that MSSL has transferred from time to time 3,729,649 ordinary shares in the Company to third parties on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 3,729,649 ordinary shares is pursuant to section 208(5) of the Companies Act 1985.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	09:17 19-Jul-06
Number	4137G

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
19th July 2006

Section 198 Notification

The Company was notified on 18th July 2006 by Morgan Stanley Securities Limited ("MSSL"), pursuant to section 198 Companies Act 1985, that, as of 17th July 2006, its interest in the Company was 4,856,733 ordinary shares, representing approximately 4.25% of the issued share capital of the Company.

The Company was further notified on 18th July 2006 that MSSL has transferred from time to time 3,954,900 ordinary shares in the Company to third parties on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 3,954,900 ordinary shares, representing approximately 3.46% of the issued share capital of the Company, is pursuant to section 208(5) of the Companies Act 1985.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

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RECEIVED
2006 JUL 31 P 5:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	12:07 24-Jul-06
Number	6248G

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
24th July 2006

Section 198 Notification

The Company was notified on 21st July 2006 by Morgan Stanley Securities Limited ("MSSL"), pursuant to section 198 Companies Act 1985, that on 20th July 2006, MSSL disposed of an interest in the Company's ordinary shares with the result that MSSL, and the group companies which are direct or indirect holding companies of MSSL, no longer hold a notifiable interest in the Company's ordinary shares in accordance with section 198 of the Companies Act 1985.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	12:00 24-Jul-06
Number	6238G

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
24th July 2006

Section 198 Notification

The Company was notified on 21st July 2006 by Morgan Stanley Securities Limited ("MSSL"), pursuant to section 198 Companies Act 1985, that, as of 19th July 2006, its interest in the Company was 4,441,975 ordinary shares, representing approximately 3.88% of the issued share capital of the Company.

The Company was further notified on 21st July 2006 that MSSL has transferred from time to time 3,958,900 ordinary shares in the Company to third parties on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 3,958,900 ordinary shares, representing approximately 3.46% of the issued share capital of the Company, is pursuant to section 208(5) of the Companies Act 1985.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	12:39 24-Jul-06
Number	6308G

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
24 July 2006

Section 198 Notification

The Company was notified on 24 July 2006 by AEGON UK plc Group of Companies ("Aegon"), pursuant to s. 198 Companies Act 1985, that its interest in the Company is 5,475,935 ordinary shares in the Company representing 4.79% of the issued share capital of the Company. "Aegon" means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK Ltd, AEGON Investment Management UK Ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited all having a place of business at Edinburgh Park, Edinburgh EH12 9SE. The shareholding is registered in the name of Citibank Nominees Limited.

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wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	10:51 25-Jul-06
Number	6798G

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
25 July 2006

Section 198 Notification

The Company was notified on 24 July 2006 by Fidelity Investments on behalf of FMR Corp. ("FMR"") and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 6,816,047 ordinary shares in the Company ("Shares"), representing 5.9% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
JPMorgan Chase Bank	FMTC	40,400
Brown Bros Harrimn & Co	FMTC	53,000
State Street Bank and Tr Co	FMTC	48,440
JPMorgan Chase Bank	FPM	40,150
Northern Trust London	FPM	155,400
Mellon Bank	FPM	58,200
Bank of New York Brussels	FPM	20,800
Brown Bros Harrimn & Co	FMRCO	4,481,800
JP Morgan Chase Bank	FMRCO	957,000
Northern Trust Co	FMRCO	500,000
State Street Bank and Tr Co	FMRCO	50,000
JP Morgan, Bournemouth	FISL	18,957
JP Morgan, Bournemouth	FIL	176,400
State Street Bank and Tr Co Lndn	FIL	75,700
Bank of New York Brussels	FIL	72,200
National Astl Bk Melbourne	FIL	67,600
Total Ordinary Shares		**6,816,047**

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Interim Results
Released	07:01 26-Jul-06
Number	7363G

RNS Number:7363G
Wolfson Microelectronics PLC
26 July 2006

26 July 2006

WOLFSON MICROELECTRONICS plc

Second quarter and first half results to 2 July 2006

Wolfson Microelectronics plc (Wolfson or the Company), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces its financial results for the second quarter and half year ended 2 July 2006.

Second quarter 2006 highlights:

- Revenues increased by 43% to $47.7m (Q2 2005: $33.4m)
- Gross margin improved to 51.6% (Q2 2005: 50.2%); up from 50.7% in Q1 2006
- Pre-tax profits up 100% to $11.5m (Q2 2005: $5.8m)
- Fully diluted earnings per share rose 92% to 6.98 cents (Q2 2005: 3.64 cents)
- Portable segment revenues up 82% to $33.7m (Q2 2005: $18.6m); growth led by MP3 players, mobile phones and digital still cameras
- Strong year on year and sequential quarterly growth in multimedia handsets

First half 2006 highlights:

- Revenues increased by 47% to $93.6m (H1 2005: $63.8m)
- Gross margin improved to 51.2% compared with 48.6% in H1 2005
- Pre-tax profits up 141% to $22.0m (H1 2005: $9.2m)
- Fully diluted earnings per share rose 130% to 13.46 cents (H1 2005: 5.84 cents)
- Revenues from portable segment rose 83% to $65.9m (H1 2005: $36m)
- Strong momentum of growth in multimedia handset revenues, representing 19.3% of overall revenues (H1 2005: 9.7% of revenues)

Commenting on the results David Milne, Chief Executive Officer of Wolfson, said: "The Company continues to grow strongly as consumer electronics brands worldwide adopt our semiconductors to provide high quality sound and imaging in their products.

"The Company has entered the third quarter with an increased order backlog and expects to benefit from a strong seasonal ramp up in demand during the quarter. As a result, the Company remains confident of delivering another year of robust growth."

Enquiries:

Wolfson Microelectronics
David Milne, Chief Executive 0207 929 8989 on the day and thereafter
George Elliott, Finance Director 0131 272 7000

Corfin Communications
Harry Chathli, Neil Thapar 0207 929 8989

David Milne, CEO and George Elliott, Finance Director, will be hosting a presentation to analysts at 10am at JP Morgan Cazenove, 20 Moorgate, London, EC2R 6DA. Wolfson Microelectronics plc results can be heard LIVE from 10am (UK time) via www.wolfsonmicro.com/investor or www.streetevents.com

Additionally, there is a dial in facility: UK Dial-in 020 7070 5412; US Dial-in +1866 43 27 186

Overview

Wolfson is pleased to report strong second quarter and first half results as the Company continues to increase its penetration of its high performance mixed-signal semiconductors into a broad range of portable and mains-powered digital consumer electronic products.

For the half year, revenues rose by 47% to $93.6m compared with the corresponding period last year (H1 2005:$63.8m). Profit before tax increased by 141% to $22.0m (H1 2005: $9.2m) and diluted earnings per share increased 130% to 13.46 cents (H1 2005: 5.84 cents).

For the second quarter, revenues grew by 43% compared with the corresponding period last year and 4% sequentially driven by the portable segment. Gross margin in the second quarter improved to 51.6% from 50.7% in the previous quarter. Operating margins in the second quarter increased to 22.8% compared to 17% in Q2 2005 and 21.2% in Q1 2006. The quarter and half year results are summarised in the tables below.

Quarter Results Summary	Q2 2006 $000	Q1 2006 $000	Q2 2005 $000
Revenue	47,678	45,898	33,381
Gross profit	24,624	23,256	16,759
Distribution and selling costs	(4,523)	(4,470)	(3,419)
Research and development expenses	(7,254)	(6,416)	(5,746)
Administrative expenses	(1,983)	(2,627)	(1,914)
Operating profit	10,864	9,743	5,680
Net financing income	636	788	77
Profit before tax	11,500	10,531	5,757
Income tax expense	(3,182)	(2,830)	(1,525)
Profit for the period	8,318	7,701	4,232

Half Year Results Summary	H1 2006 $000	H2 2005 $000	H1 2005 $000
Revenue	93,576	102,808	63,750
Gross profit	47,880	52,579	30,967
Distribution and selling costs	(8,993)	(8,198)	(7,079)
Research and development expenses	(13,670)	(11,239)	(10,228)
Administrative expenses	(4,610)	(4,280)	(4,554)
Operating profit	20,607	28,862	9,106
Net financing income	1,424	673	44
Profit before tax	22,031	29,535	9,150
Income tax expense	(6,012)	(7,225)	(2,426)
Profit for the period	16,019	22,310	6,724

Operational review

Wolfson achieved strong growth in both the second quarter and the half year as the world's leading digital consumer electronics brands increasingly incorporate high quality audio and imaging functions in their products. Among the leading brands supplied were Apple, Benq, Canon, HP, LG, Microsoft, Samsung, Sony, Tom Tom and Toshiba.

Design win momentum remains strong across all business segments. The top 20 customers accounted for 75% of overall revenues in the second quarter which was essentially unchanged from the previous quarter.

Portable

The portable segment, accounting for approximately 70% of overall revenues in both Q2 2006 and H1 2006, continued to be the principal driver of overall performance. Second quarter revenues from this segment increased 82% year on year and 5% sequentially to $33.7m (Q2 2005: $18.6m, Q1 2006: $32.2m) despite, as expected, strong seasonality affecting some portable audio lines during the quarter.

The Company made good progress in penetrating mobile phone platforms as higher performance stereo audio is introduced to support MP3 and video functionality. Sales into the multimedia handset sector in Q2 2006 showed strong momentum with revenues up by 133% year on year and 5% sequentially representing 19% of overall revenues. The result reflected strong market share gains into Asian handset manufacturers which account for approximately 25% of the global market and remain a key target of the Company's growth strategy. During the quarter Wolfson's products were incorporated into more than 6.5 million handsets globally, representing approximately 3% of the total mobile handset market, up from approximately 1% a year ago.

Demand for MP3s also continued to expand strongly with quarterly sales up 75% year on year. As predicted, revenues in this application were relatively flat compared to the previous quarter due to the strong seasonal nature of the market. Portable music player applications accounted for 25% of overall revenues in the second quarter, slightly down on the previous quarter (Q1 2006: 26%).

The Company continues to gain market share in digital still cameras (primarily with Japanese manufacturers), in PDAs, and in satellite navigation systems, all of which have provided strong year on year as well as sequential quarterly growth.

Consumer Audio

The consumer audio segment, where Wolfson's semiconductors are typically used in mains-powered electronics goods, contributed revenues in Q2 2006 of $7.8m, down 7% year on year and 5% sequentially (Q2 2005: $8.4m, Q1 2006: $8.2m). This decrease in part was due to an expected reduction in sales into the commodity DVD player market as a result of functional integration and in part to seasonal weakness in the personal computer segment.

The Company continues to supply products to several leading manufacturers of high performance DVD players, high definition DVD-Rs and digital set top boxes. Sales into the game consoles market returned to strong growth in the second quarter after the expected seasonal decline in the first quarter.

The Company saw good penetration into the emerging market for digital flat panel TVs. Sales in this application are expected to grow as leading consumer electronics brands reduce prices, boosting take-up by end consumers.

Despite lower revenues in the second quarter, the consumer audio segment is expected to resume growth in the second half of this year in line with seasonal trends and the declining importance of commodity product lines to revenues.

Imaging

Imaging products, which are incorporated into a wide range of multifunction peripherals ("MFPs"), performed in line with expectations, with revenues of $6.2m in the second quarter (Q2 2005: $6.4m), 4% lower year on year but 11% higher than the previous quarter (Q1 2006: $5.6m). The Company supplies to a range of leading MFP and document scanner manufacturers in Japan, Taiwan and USA and is currently evaluating new market areas utilising its existing core technologies.

New Product Development

The Company continues to invest approximately 14% of revenues annually in new product development to meet future end market requirements. During the first half of the year new lower power devices incorporating proprietary Class D technology were introduced for portable applications to provide improved battery life.

Good progress has been maintained in developing the ISP range of integrated sound and power management devices aimed at audio-centric applications in the portable segment. The first of these products is currently being demonstrated to key customers.

The Company has increased the number of products in its catalogue to over 110.

Management and Staff

Wolfson added to its engineering and sales team globally to support its growth. On 2 July 2006 the total number of employees was 294 compared with 249 on 31 December 2005.

Alistair Banham was appointed as Senior Vice President, Worldwide Sales with effect from 14 August 2006. Mr Banham has 22 years of experience in the semiconductor industry covering a broad range of roles from sales management to operations. He joins Wolfson from Philips Semiconductor where he was the Senior Vice President & General Manager Regional Sales and Operations EMEA.

Today, the Company announced that Jim Reid, Chief Technical Officer, is leaving the Company at the end of August. His role as Chief Technical Officer will be taken over by Peter Frith who is currently the VP of New Product Definition and has been responsible for development of much of the Company's leading edge technology. Peter joined the company in 1985 as an analogue design engineer and has been a member of the senior management team for the past 10 years.

Financial review

Second Quarter ended 2 July 2006

Revenue for Q2 2006 increased to $47.7m representing 4% sequential growth (Q1 2006: $45.9m) and 43% growth year on year (Q2 2005: $33.4m).

Gross profit for Q2 2006 was $24.6m compared to $16.8m in Q2 2005. Gross margin in Q2 2006 was 51.6% up 90 basis points sequentially from the previous quarter (Q1 2006: 50.7%) and 140 basis points year on year (Q2 2005: 50.2%).

Research and development expenditure was $7.3m in Q2 2006 up 13% sequentially compared to the previous quarter (Q1 2006: $6.4m) and up 26% year on year (Q2 2005: $5.7m). This increase was due mainly to investment in additional headcount and new product engineering.

Distribution and selling expenses in Q2 2006 amounted to $4.5m, which was unchanged from the previous quarter (Q1 2006: $4.5m) and 32% higher year on year (Q2 2005: $3.4m).

Administrative expenses in Q2 2006 were $2.0m, 25% lower than the previous quarter (Q1 2006: $2.6m) and 4% higher year on year (Q2 2005: $1.9m). The decrease between Q1 2006 and Q2 2006 was due mainly to reductions in professional and other fees.

Share based payment charges calculated in accordance with IFRS 2 amounted to $1.1m in Q2 2006 an increase of $0.5m compared to both the previous quarter (Q1 2006: $0.6m) and year on year (Q2 2005: $0.6m).

Operating profit for Q2 2006 was $10.9m, up 11.5% sequentially (Q1 2006: $9.7m) and up 91% year on year (Q2 2005: $5.7m). Operating margin in Q2 2006 was 22.8% compared to 21.2% in Q1 2006 and 17.0% in Q2 2005. The year on year increase in the operating margin was due mainly to the growth of revenues more than offsetting the increase in operating costs.

Half year ended 2 July 2006

Revenue for H1 2006 amounted to $93.6m compared to $102.8m in H2 2005 and $63.8m in H1 2005. Year on year revenues grew by 47% and, as expected, the 9% sequential fall in revenue was in line with seasonal trends, particularly in some portable audio product lines.

Gross profit for the H1 2006 was $47.9m, down 9% from $52.6m for H2 2005 but up 55% from $31m for H1 2005. The gross margin in H1 2006 was 51.2% compared to 51.1% in H2 2005 and 48.6% in H1 2005. The year on year increase in the gross margin was due mainly to the growing contribution to revenue from more complex products, cost reductions and operating efficiencies.

Research and development expenses in H1 2006 were $13.7m, up 22% sequentially (H2 2005: $11.2m) and up 34% year on year (H1 2005: $10.2m). Research and development expenditure as a percentage of revenues in H1 2006 was 14.6% compared to 10.9% in H2 2005 and 16% in H1 2005.

Distribution and selling expenses in H1 2006 amounted to $9m or 9.6% of revenue compared to $8.2m or 8% of revenue in H2 2005 and $7.1m or 11.1% of revenue in H1 2005.

Administrative expenses in H1 2006 were $4.6m or 4.9% of revenue, compared to $4.3m or 4.2% of revenue in H2 2005 and $4.6m or 7.1% of revenue in H1 2005.

Operating profit in H1 2006 was $20.6m or 22% of revenue, compared to $28.9m or 28% of revenue in H2 2005 and $9.1m or 14.3% of revenue in H1 2005. The 126% year on year increase in operating profit was due mainly to the growth in revenues more than offsetting the increase in operating costs.

It is anticipated that the total effective tax rate for 2006 will be approximately 27% principally reflecting the availability of tax allowances on research and development expenditure. However, the amount of current tax payable is reduced by tax relief in respect of gains arising on the exercise of share options by employees.

Fully diluted earnings per share amounted to 13.46 cents in H1 2006 compared to 19.04 cents in H2 2005 and 5.84 cents in H1 2005.

Cashflow and Balance Sheet

Cash and short-term deposits amounted to $76.7m at 2 July 2006, after repayment of borrowings of $15.4m, compared to $85.6m at 2 April 2006 and $58.1m at 30 June 2005.

Net cash inflow from operating activities in Q2 2006 was $7.6m compared to $7.9m in Q1 2006 and $8.2m in Q2 2005. In H1 2006 net cash inflow from operating activities amounted to $15.5m compared to $24.8m in H2 2005 and $17.7m in H1 2005.

In Q2 2006 the remaining balance on a bank loan amounting to $15.4m was repaid early in full. Cash outflow on capital expenditure was $3.8m in H1 2006 compared to $1.1m in H1 2005.

The value of inventories held at 2 July 2006 was $24.7m compared to $26m at 2 April 2006 and $13.1m at 30 June 2005. Inventory levels at 2 July 2006 are considered to be adequate to meet the expected seasonal increase in demand in Q3.

Trade and other receivables amounted to $28.9m at 2 July 2006 compared to $24.8m at 2 April 2006 and $22.4m at 30 June 2005. The average number of days sales outstanding at 2 July 2006 was 42 days compared to 47 days at 2 April 2006.

Trade and other payables amounted to $17.3m at 2 July 2006 compared to $22.1m at 2 April 2006. The average number of days purchases outstanding at 2 July 2006 was 38 days compared to 74 days at 2 April 2006 reflecting the reduction in trade creditors from $18.1m at 2 April 2006 to $11.7m at 2 July 2006.

Outlook

The Company entered the third quarter with an increased order backlog and expects to benefit from a strong ramp up in seasonal demand during the quarter. Revenues in the third quarter are expected to be in the range $55m - $60m, compared to $41.5m in third quarter of 2005. Gross margins are anticipated to continue to be over 51% in the third quarter 2006.

With current demand and visibility for Wolfson's products, the Company remains confident of delivering robust growth with revenues increasing between 32%-36% for the full year 2006.

This document contains certain statements that are not historical facts, including statements about Wolfson's expectations and beliefs and statements with respect to its business plan, operations and financial performance and condition and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects" "anticipates", "estimates", "aims", "believes", "assumes", "should", and words of similar import, which are predictions of or indicate future events and future trends. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited, to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected.

Consolidated income statement

For the period ended 2 July 2006	Q2 2006 Period from 3 April 2006 to 2 July 2006	Q1 2006 Period from 1 January 2006 to 2 April 2006	Q2 2005 Period from 4 April 2005 to 30 June 2005

	Notes	(Unaudited) $'000	(Unaudited) $'000	(Unaudited) $'000
Revenue	2	47,678	45,898	33,381
Cost of sales		(23,054)	(22,642)	(16,622)
Gross profit		24,624	23,256	16,759
Distribution and selling costs		(4,523)	(4,470)	(3,419)
Research and development expenses expenses		(7,254)	(6,416)	(5,746)
Administrative expenses		(1,983)	(2,627)	(1,914)
Operating profit	2	10,864	9,743	5,680
Financial income		1,172	1,151	559
Financial expenses		(536)	(363)	(482)
Net financing income		636	788	77
Profit before tax		11,500	10,531	5,757
Income tax expense	3	(3,182)	(2,830)	(1,525)
Profit for the period		8,318	7,701	4,232
Basic earnings per share (cents)	4	7.30	6.81	3.83
Diluted earnings per share (cents)	4	6.98	6.47	3.64

*The review undertaken by KPMG Audit Plc and reported upon in page 18 covers the financial information for the half year ended 2 July 2006 but not the quarterly information.

Consolidated income statement cont....
For the period ended 2 July 2006

	Notes	H1 2006* Period from 1 January 2006 to 2 July 2006 (Unaudited) $'000	H2 2005 Period from 1 July 2005 to 31 December 2005 (Unaudited) $'000	H1 2005 Period from 1 January 2005 to 30 June 2005 (Unaudited) $'000	Year ended 31 December 2005 (Audited) $'000
Revenue	2	93,576	102,808	63,750	166,558
Cost of sales		(45,696)	(50,229)	(32,783)	(83,012)
Gross profit		47,880	52,579	30,967	83,546
Distribution					

	Note				
and selling costs		(8,995)	(8,198)	(7,079)	(15,277)
Research and development expenses		(13,670)	(11,239)	(10,228)	(21,467)
Administrative expenses		(4,610)	(4,280)	(4,554)	(8,834)
Operating profit	2	20,607	28,862	9,106	37,968
Financial income		2,323	1,524	1,033	2,557
Financial expenses		(899)	(851)	(989)	(1,840)
Net financing income		1,424	673	44	717
Profit before tax		22,031	29,535	9,150	38,685
Income tax expense	3	(6,012)	(7,225)	(2,426)	(9,651)
Profit for the period		16,019	22,310	6,724	29,034
Basic earnings per share (cents)	4	14.11	20.05	6.12	26.26
Diluted earnings per share (cents)	4	13.46	19.04	5.84	24.95

* The review undertaken by KPMG Audit Plc and reported upon in page 18 covers the financial information for the half year ended 2 July 2006 but not the quarterly information.

Consolidated statement of recognised income and expense
For the period ended 2 July 2006

	Q2 2006 Period from 3 April 2006 to 2 July 2006 (Unaudited) $'000	Q1 2006 Period from 1 January 2006 to 2 April 2006 (Unaudited) $'000	Q2 2005 Period from 4 April 2005 to 30 June 2005 (Unaudited) $'000
Actuarial gain/(loss) on net defined benefit obligations (net of tax)	368	964	(742)
Net income /(expense) recognised directly in equity	368	964	(742)
Profit for the period	8,318	7,701	4,232
Total recognised income and expense for the period	8,686	8,665	3,490

* The review undertaken by KPMG Audit Plc and reported upon in page 18 covers the financial information for the half year ended 2 July 2006 but not the quarterly information.

Consolidated statement of recognised income and expense cont...

For the period ended 2 July 2006

	H1 2006* Period from 1 January 2006 to 2 July 2006 (Unaudited) $'000	H2 2005 Period from 1 July 2005 to 31 December 2005 (Unaudited) $'000	H1 2005 Period from 1 January 2005 to 30 June 2005 (Unaudited) $'000	Year ended 31 December 2005 (Audited) $'000
Actuarial gain/(loss) on net defined benefit obligations (net of tax)	1,332	382	(706)	(324)
Net income /(expense) recognised directly in equity	1,332	382	(706)	(324)
Profit for the period	16,019	22,310	6,724	29,034
Total recognised income and expense for the period	17,351	22,692	6,018	28,710

* The review undertaken by KPMG Audit Plc and reported upon in page 18 covers the financial information for the half year ended 2 July 2006 but not the quarterly information.

Consolidated balance sheet
As at 2 July 2006

	As at 2 July 2006* (Unaudited) $'000	As at 2 April 2006 (Unaudited) $'000	As at 31 December 2005 (Audited) $'000	As at 30 June 2005 (Unaudited) $'000
Assets				
Property, plant and equipment	31,076	32,059	30,217	27,660
Intangible assets	624	626	732	800
Deferred tax assets	10,700	10,126	8,683	9,367
Total non-current assets	42,400	42,811	39,632	37,827
Inventories	24,693	26,014	15,924	13,093
Income tax receivable	-	-	1,288	-
Trade and other receivables	28,923	24,822	34,174	22,376
Short-term deposits	35,849	51,075	39,840	-
Cash and cash equivalents	40,839	34,524	41,135	58,067
Total current assets	130,304	136,435	132,361	93,536

Total assets	172,704	179,246	171,993	131,363
Equity				
Issued capital	190	189	187	184
Share premium account	51,847	51,408	50,538	49,885
Capital redemption reserve	497	497	497	497
Retained earnings	92,457	81,441	72,231	41,158
Total equity attributable to equity holders of the parent	144,991	133,535	123,453	91,724
Liabilities				
Interest-bearing loans and borrowings	-	14,494	14,933	15,245
Employee benefits	5,487	5,969	7,250	8,862
Total non-current liabilities	5,487	20,463	22,183	24,107
Interest-bearing loans and borrowings	-	880	880	684
Income tax payable	4,915	2,265	-	1,125
Trade and other payables	17,311	22,103	25,477	13,723
Total current liabilities	22,226	25,248	26,357	15,532
Total liabilities	27,713	45,711	48,540	39,639
Total equity and liabilities	172,704	179,246	171,993	131,363

* The review undertaken by KPMG Audit Plc and reported upon in page 18 covers the financial information for the half year ended 2 July 2006 but not the quarterly information.

Consolidated statement of cash flows
For the period ended 2 July 2006

	Q2 2006 Period from 3 April 2006 to 2 July 2006	Q1 2006 Period from 1 January 2006 to 2 April 2006	Q2 2005 Period from 4 April 2005 to 30 June 2005
	(Unaudited) $'000	(Unaudited) $'000	(Unaudited) $'000
Cash flows from operating activities			
Profit for the period	8,318	7,701	4,232
Adjustments for:			
Depreciation and amortisation	1,658	1,508	1,304
Foreign exchange gains	(185)	(13)	(662)
Net financing income	(636)	(788)	(77)
Equity-settled share-based payment expenses	1,069	599	591
Income tax expense	3,182	2,830	1,525

Operating profit before changes in working capital	13,406	11,837	6,913
Decrease /(increase) in inventories	1,321	(10,090)	2,411
(Increase) /decrease in trade and other receivables	(3,938)	9,726	(2,937)
(Decrease) /increase in trade and other payables	(3,285)	(4,787)	2,057
Increase /(decrease) in provisions and employee benefits	69	56	(239)
Cash generated from the operations	7,573	6,742	8,205
Income taxes received /(paid)	-	1,177	(49)
Net cash inflow from operating activities	7,573	7,919	8,156

Consolidated statement of cash flows cont....
For the period ended 2 July 2006

	H1 2006* Period from 1 January 2006 to 2 July 2006 (Unaudited) $'000	H2 2005 Period from 1 July 2005 to 31 December 2005 (Unaudited) $'000	H1 2005 Period from 1 January 2005 to 30 June 2005 (Unaudited) $'000	Year ended 31 December 2005 (Audited) $'000
Cash flows from operating activities				
Profit for the period	16,019	22,310	6,724	29,034
Adjustments for:				
Depreciation and amortisation	3,166	2,663	2,484	5,147
Foreign exchange gains	(198)	(434)	(788)	(1,222)
Net financing income	(1,424)	(673)	(44)	(717)
Equity-settled share-based payment expenses	1,668	1,173	1,222	2,395
Income tax expense	6,012	7,225	2,426	9,651
Operating profit before changes in working capital	25,243	32,264	12,024	44,288
Decrease / (increase) in inventories	(8,769)	(2,831)	4,871	2,040
(Increase) / decrease in trade and other receivables	5,788	(11,344)	(3,437)	(14,781)
(Decrease) / increase in trade and other payables	(8,072)	9,729	1,784	11,513
Increase /				

(decrease) in provisions and employee benefits	125	(1,129)	(184)	(1,313)
Cash generated from the operations	14,315	26,689	15,058	41,747
Income taxes received / (paid)	1,177	(1,912)	2,675	763
Net cash inflow from operating activities	15,492	24,777	17,733	42,510

Consolidated statement of cash flows
For the period ended 2 July 2006

	Q2 2006	Q1 2006	Q2 2005
	$'000	$'000	$'000
Cash flows from investing activities			
Interest received	808	609	438
Acquisition of property, plant and equipment and intangible assets	(2,180)	(1,623)	(516)
Amounts withdrawn / (placed) on short-term deposits	15,226	(11,235)	-
Net cash inflow / (outflow) from investing activities	13,854	(12,249)	(78)
Cash flows from financing activities			
Proceeds from the issue of share capital	440	872	195
Net purchase of own shares held under trust	-	(2,360)	-
Interest paid	(316)	(359)	(306)
Repayment of borrowings and finance lease liabilities	(15,374)	(439)	(2,616)
Net cash (outflow) / inflow from financing activities	(15,250)	(2,286)	(2,727)
Net increase / (decrease) in cash and cash equivalents	6,177	(6,616)	5,351
Cash and cash equivalents at start of period	34,524	41,135	53,024
Effect of exchange rate fluctuations on cash held	138	5	(308)
Cash and cash equivalents at end of period	40,839	34,524	58,067
Cash and cash equivalents at end of period	40,839	34,524	58,067
Short-term deposits at end of period	35,849	51,075	-
Total cash and short-term deposits at end of period	76,688	85,599	58,067

* The review undertaken by KPMG Audit Plc and reported upon in page 18 covers the financial information for the half year ended 2 July 2006 but not the quarterly information.

Consolidated statement of cash flows cont....
For the period ended 2 July 2006

	H1 2006*	H2 2005	H1 2005	Year ended 31 December 2005

	$'000	$'000	$'000	$'000
Cash flows from investing activities				
Interest received	1,417	777	768	1,545
Acquisition of property, plant and equipment and intangible assets	(3,803)	(3,333)	(1,078)	(4,411)
Amounts withdrawn / (placed) on short-term deposits	3,991	(39,840)	-	(39,840)
Net cash inflow / (outflow) from investing activities	1,605	(42,396)	(310)	(42,706)
Cash flows from financing activities				
Proceeds from the issue of share capital	1,312	656	747	1,403
Net purchase of own shares held under trust	(2,360)	-	-	-
Interest paid	(675)	(255)	(616)	(871)
Repayment of borrowings and finance lease liabilities	(15,813)	(21)	(3,172)	(3,193)
Net cash (outflow) / inflow from financing activities	(17,536)	380	(3,041)	(2,661)
Net increase /(decrease) in cash and cash equivalents	(439)	(17,239)	14,382	(2,857)
Cash and cash equivalents at start of period	41,135	58,067	44,232	44,232
Effect of exchange rate fluctuations on cash held	143	307	(547)	(240)
Cash and cash equivalents at end of period	40,839	41,135	58,067	41,135
Cash and cash equivalents at end of period	40,839	41,135	58,067	41,135
Short-term deposits at end of period	35,849	39,840	-	39,840
Total cash and short-term deposits at end of period	76,688	80,975	58,067	80,975

* The review undertaken by KPMG Audit Plc and reported upon in page 18 covers the financial information for the half year ended 2 July 2006 but not the quarterly information.

Notes

(forming part of the interim report)

1. Accounting policies - basis of preparation

Wolfson Microelectronics plc (the "Company") is a company domiciled in Scotland. This interim report contains the financial information of the Company and its subsidiaries (together referred to as the "Group") for the twenty-six and thirteen week periods ended 2 July 2006. The Group operates a thirteen week quarter with four weeks in the first two months and five weeks in the final month of each quarter.

The interim report was authorised for issue by the directors on 25 July 2006. The financial information is prepared on the historical cost basis and is presented in United States Dollars, rounded to the nearest thousand.

The figures for the financial year ended 31 December 2005 are not the company's statutory accounts for that financial year. The statutory accounts for the year ended 31 December 2005, which were prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the EU, have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

This interim financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the year ended 31 December 2005.

2. Segment reporting

The primary format, business segments, is based on the Group's management and internal reporting structure. The Group is organised into three main business segments: consumer audio products, digital imaging applications and portable applications.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate expenses, including administrative expenses and facilities costs.

2 Segment reporting (cont...)

	Q2 2006 Period from 3 April 2006 to 2 July 2006 $000	Q1 2006 Period from 1 January 2006 to to 2 April 2006 $000	Q2 2005 Period from 4 April 2005 to 30 June 2005 $000
Segment revenue:			
Consumer	7,774	8,157	8,371
Imaging	6,196	5,570	6,449
Portable	33,708	32,171	18,561
Total revenue for the period	47,678	45,898	33,381
Contribution			
Consumer	1,396	1,716	1,698
Imaging	2,520	2,663	2,806
Portable	15,586	14,663	8,182

	19,302	19,042	12,686
Corporate expenses	(8,638)	(9,299)	(7,006)
Operating profit	10,864	9,743	5,680

2. Segment reporting (cont...)

	H1 2006 Period from 1 January 2006 to 2 July 2006	H2 2005 Period from 1 July 2005 to 31 December 2005	H1 2005 Period from 1 January 2005 to 30 June 2005	Year ended 31 December 2005
	$000	$000	$000	$000
Segment revenue:				
Consumer	15,931	16,918	15,953	32,871
Imaging	11,766	13,853	11,783	25,636
Portable	65,879	72,037	36,014	108,051
Total revenue for the period	93,576	102,808	63,750	166,558
Contribution				
Consumer	3,112	3,434	3,407	6,841
Imaging	5,183	6,360	5,352	11,712
Portable	30,249	34,141	16,035	50,176
	38,544	43,935	24,794	68,729
Corporate expenses	(17,937)	(15,073)	(15,688)	(30,761)
Operating profit	20,607	28,862	9,106	37,968

3. Income tax expense

The income tax expense for the period ended 2 July 2006 reflects the estimated total effective rate on profit before taxation for the Group of 27% for the year ending 31 December 2006. In the year ended 31 December 2005, the total effective tax rate was 24.9% and reflected amounts over provided in prior years as a result of additional tax allowances on qualifying capital expenditure which reduced the total effective rate by 2.8% in 2005.

Current tax payable for the current and prior periods is classified as a current liability to the extent that it is unpaid. The amount of current tax payable is reduced by the tax relief available when share options are exercised by employees. It is not possible to predict the timing of this relief as it is dependent on the decisions of individual share option holders.

	Q2 2006 Period from 3 April 2006 to 2 July 2006 $000	Q1 2006 Period from 1 January 2006 to 2 April 2006 $000	Q2 2005 Period from 4 April 2005 to 30 June 2005 $000
Profit for the period attributable to ordinary shareholders (basic and diluted)	8,318	7,701	4,232
	cents	cents	cents
Basic earnings per share	7.30	6.81	3.83
Diluted earnings per share	6.98	6.47	3.64

4. Earnings per share cont....

	H1 2006 Period from 1 January 2006 to 2 July 2006 $000	H2 2005 Period from 1 July 2005 to 31 December 2005 $000	H1 2005 Period from 1 January 2005 to 30 June 2005 $000	Year ended 31 December 2005 $000
Profit for the period attributable to ordinary shareholders (basic and diluted)	16,019	22,310	6,724	29,034
	cents	cents	cents	cents
Basic earnings per share	14.11	20.05	6.12	26.26
Diluted earnings per share	13.46	19.04	5.84	24.95

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

4. Earnings per share (cont...)

	Q2 2006 Period from 3 April 2006 to 2 July 2006 No. of shares	Q1 2006 Period from 1 January 2006 to 2 April 2006 No. of shares	Q2 2005 Period from 4 April 2005 to 30 June 2005 No. of shares
Issued ordinary shares at start of period	113,733,652	112,414,560	110,356,315
Effect of shares issued during the period from exercise of employee share options	280,874	690,471	230,165
Weighted average number of ordinary shares at end of period - for basic earnings per share	114,014,526	113,105,031	110,586,480
Effect of share options in issue	5,137,780	5,992,277	5,523,434
Weighted average number of ordinary shares at end of period - for diluted earnings per share	119,152,306	119,097,308	116,109,914

	H1 2006 Period from 1 January 2006 to 2 2 July 2006 No. of shares	H2 2005 Period from 1 July 2005 to 31 December 2005 No. of shares	H1 2005 Period from 1 January 2005 to 30 June 2005 No. of shares	Year ended 31 December 2005 No. of shares
Issued ordinary shares at start of period	112,414,560	110,736,315	108,389,915	108,389,915
Effect of shares issued during				

the period from exercise of employee share options	1,149,604	557,172	1,402,118	2,160,924
Weighted average number of ordinary shares at end of period - for basic earnings per share	113,564,164	111,293,487	109,792,033	110,550,839
Effect of share options in issue	5,414,340	5,901,318	5,306,069	5,829,416
Weighted average number of ordinary shares at end of period - for diluted earnings per share	118,978,504	117,194,805	115,098,102	116,380,255

Independent review report to Wolfson Microelectronics plc

Introduction

We have been instructed by the company to review the financial information for the twenty six weeks ended 2 July 2006 which comprises the consolidated income statement, the consolidated statement of income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 4. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Statements on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the twenty six weeks ended 2 July 2006.

KPMG Audit Plc
Chartered Accountants

Edinburgh
25 July 2006

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Directorate Change
Released	07:05 26-Jul-06
Number	7364G

RNS Number:7364G
Wolfson Microelectronics PLC
26 July 2006

26 July 2006

Wolfson Microelectronics plc

Directorate Change

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for digital consumer electronic products, announces that Jim Reid, Chief Technical Officer, is stepping down from the Board to pursue personal interests. Jim will be leaving the Company at the end August 2006.

His role as Chief Technical Officer will be taken over by Peter Frith who is currently the VP of New Product Definition and has been responsible for development of much of the Company's leading edge technology. Peter joined the company in 1985 as an analogue design engineer and has been a member of the senior management team for the past 10 years. The Company welcomes his promotion to this enhanced role.

Jim Reid said: "After devoting 21 years of my career to the development of Wolfson, I feel it is time to pursue my personal interests. The Company is in tremendous shape and a great British technology success story. It has been a privilege to be part of building a truly world class global company. I thank all my colleagues at Wolfson, past and present, for the support they have given me over the years and the great fun we have had in working together. I wish everyone at Wolfson continued success in growing the Company."

David Milne, Chief Executive Officer said: "Jim has made an enormous contribution to the development of Wolfson since we founded the Company in 1985. I would like to personally thank him and join with the other members of the Board to express our thanks to him for his dedication to the Company over many years and wish him every success with his future plans."

Enquiries:

Wolfson Microelectronics
David Milne, CEO 0131 272 7000
George Elliott, CFO

Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

This information is provided by RNS
The company news service from the London Stock Exchange

END

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